Mail Stop 4561

September 4, 2008

Mr. Jeffrey A. Patterson
Chief Executive Officer and President
Prime Group Realty Trust
77 West Wacker Drive
Suite 3900
Chicago, Illinois 60601

       Re: **Prime Group Realty Trust**
               Form 10-K for the year ended December 31, 2007
               Filed 07/23/08
               Form 10-Q for the quarter ended June 30, 2008
               Filed 08/14/08
               File No. 001-13589

Dear Mr. Patterson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Cash Flows, page F-6

1.   We note that you presented the following cash flows as investing activities in your statements of cash flow: payments for tax indemnity agreement, changes in

restricted cash escrows, and leasing costs. Please tell us how you determined the appropriate classification of these cash flows in accordance with SFAS 95.

Note 15 – Commitments and Contingencies, page F-40

2.   You disclose that you made a payment to Mr. Casati of $4.2 million in 2006, and Mr. Casati released the Operating Partnership from all of its obligations under the Amended Tax Indemnity Agreement related to him. Please tell us how this payment was recorded in your financial statements.

Exhibits 31.1 and 31.2

3.   We note that you refer to the "annual report" in paragraphs 2, 3, and 4 of your certifications. Please confirm to us that you will revise, in all future filings, to refer to the "report," rather than the "annual report" or "quarterly report," consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended June 30, 2008

Note 9 – Recent Developments, page 12

4.   You disclose that the purchase and sale agreement for the 330 N. Wabash Avenue Hotel Sale includes a covenant by 330 LLC to perform certain asbestos removal, demolition and pre-construction work on all floors subject to the sale, and that you deposited $10.7 million at closing into construction escrows with the title insurance company and $2.1 million with one of the mortgage lenders to be used for such costs. You also disclose that you recognized a book gain on the sale of approximately $9.8 million. Please tell us how you considered your obligation to complete this development/construction work when determining the appropriate gain recognition for this sale. Please explain. See paragraphs 41 and 42 of SFAS 66 for reference.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief